Exhibit 99.1

ROGERS COMMUNICATIONS INC.
ANNUAL INFORMATION FORM
(for the fiscal year ended December 31, 2021)
March 3, 2022

Rogers Communications Inc.	1	Fiscal 2021

Annual Information Form Index

The following is an index of the Annual Information Form (AIF) of Rogers Communications Inc. referencing the requirements of Form 51-102F2 and Form 52-110F1 of the Canadian Securities Administrators. Certain parts of this Annual Information Form are contained in Rogers Communications Inc.’s Management’s Discussion and Analysis (MD&A) for the fiscal year ended December 31, 2021 (2021 MD&A) and Rogers Communications Inc.’s 2021 Annual Audited Consolidated Financial Statements, each of which is filed on SEDAR at sedar.com and incorporated herein by reference as noted below. All dollar amounts are in Canadian dollars unless otherwise stated.

		Page reference / incorporated by reference from
		Annual Information Form (Page #)	2021 MD&A (Page #)

Item 1	Cover Page	1
Item 2	Index	2
Item 3	Corporate Structure
3.1	Name, Address and Incorporation	4
3.2	Intercorporate Relationships	4
Item 4	General Development of the Business
4.1	Three-Year History	8
4.2	Significant Acquisitions	16
Item 5	Narrative Description of the Business
5.1	About Rogers	17	13
	Understanding Our Business		17
	Products and Services		17
	Competition		18
	Industry Trends		20
	Our Strategy, Key Performance Drivers, and Strategic Highlights		22
	Capability to Deliver Results		26
	Employees		38
	Commitments and Contractual Obligations		54
	Properties, Trademarks, Environmental, and Other Matters	17
5.2	Risk Factors	18	60
Item 6	Dividends
6.1	Dividends	18	52
Item 7	Description of Capital Structure
7.1	General Description of Capital Structure	18
7.2	Constraints	18
7.3	Ratings	19
Item 8	Market for Securities
8.1	Trading Price and Volume	20
8.2	Prior Sales	20
Item 9	Escrowed Securities and Securities Subject to Contractual Restriction on Transfer	20
Item 10	Directors and Officers	21
10.1	Name, Occupation and Security Holding	21
10.2	Cease Trade Orders, Bankruptcies, Penalties, or Sanctions	26
10.3	Conflicts of Interest	27
Item 11	Promoters	27
Item 12	Legal Proceedings and Regulatory Actions
12.1	Legal Proceedings	27	68
12.2	Regulatory Actions	27
Item 13	Interest of Management and Others in Material Transactions	27
Item 14	Transfer Agents and Registrars	28
Item 15	Material Contracts	28

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Rogers Communications Inc.	3	Fiscal 2021

ITEM 3 – Corporate Structure

ITEM 3.1 – NAME, ADDRESS, AND INCORPORATION

Rogers Communications Inc. is a leading diversified Canadian technology and media company. RCI was amalgamated under the Business Corporations Act (British Columbia). The registered office is located at 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3 and the head office is located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

THREE REPORTABLE SEGMENTS
For the purposes of this AIF, we report our results of operations in three reportable segments:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

ITEM 3.2 – INTERCORPORATE RELATIONSHIPS

The following summary organization chart illustrates the structure of the principal subsidiaries of RCI and indicates the jurisdiction of organization of each entity shown as at January 1, 2022.

(1)    Ownership percentages are 100%
(2)    Blue Jays Holdco Inc., together with its subsidiaries, holds a 100% interest in the Toronto Blue Jays Baseball Club (Toronto Blue Jays) and Rogers Centre.

Rogers Communications Inc.	4	Fiscal 2021

OVERVIEW

Rogers is Canada’s Largest Provider of Wireless Communications Services
As at December 31, 2021, we had:
•approximately 11.3 million subscribers; and
•approximately 31% subscriber and revenue share of the Canadian wireless market.

One of Canada’s Leading Providers of High-Speed Internet, Cable Television, and Phone Services
As at December 31, 2021, we had:
•approximately 2.7 million high-speed Internet subscribers;
•approximately 0.8 million Ignite TV subscribers; and
•a network passing approximately 4.7 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

Diversified Canadian Media Company
We have a broad portfolio of media properties, which most significantly includes:
•sports media and entertainment, such as Sportsnet™ and the Toronto Blue Jays™;
•our exclusive national 12-year National Hockey League (NHL) Agreement, which runs through the 2025-2026 season;
•category-leading television and radio broadcasting properties;
•multi-platform televised and online shopping; and
•digital media.

PRODUCTS AND SERVICES

Wireless
Rogers is a Canadian leader in delivering a range of innovative wireless network technologies and services. We were the first Canadian carrier to launch a 5G network and we have the largest 5G network in Canada, serving over 1,500 communities and 70% of the Canadian population as at December 31, 2021. Our postpaid and prepaid wireless services are offered under the Rogers™, Fido™, and chatr™ brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:
•mobile high-speed Internet access, including our Rogers Infinite™ unlimited data plans;
•wireless voice and enhanced voice features;
•Rogers Pro On-the-Go™, a personalized service experience for device delivery and set up to a customer's location of choice within the service area;
•Express Pickup, a convenient service for purchasing devices online or through a customer care agent, with the ability to pick up in-store as soon as the same day;
•direct device shipping to the customer's location of choice;
•device and accessory financing;
•device protection;
•in-store expert device repair service;
•global voice and data roaming, including Roam Like Home™ and Fido Roam™;
•wireless home phone;
•advanced wireless solutions for businesses, including wireless private network services;
•bridging landline phones with wireless phones through products like Rogers Unison™; and
•machine-to-machine solutions and Internet of Things (IoT) solutions.

Cable
We are one of the largest cable providers in Canada. Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, smart home monitoring, and advanced home WiFi services to consumers in Ontario, New Brunswick, Nova Scotia, and on the island of Newfoundland. We also provide services to businesses across Canada that aim to meet the increasing needs of today's critical business applications.

In 2020, in response to COVID-19, we launched customer self-installation capabilities within Cable as a safe, easy, no-contact way for our customers to install our Ignite Internet™ and Ignite TV™ services. Since launching in late March 2020, over 86% of our Cable installations have been through the self-install program. We also launched Blitzz™, a remote visual assistance tool that enables customers to access support virtually and reduces the need to deploy field technicians for installation and service calls.

In 2021, we launched Ignite Internet Gigabit 1.5 in select areas, giving customers access to even faster Internet service. We also expanded the Ignite WiFi™ Hub app with enhanced Active Time Details and Advanced Security to give customers greater control over their home WiFi.

Internet services include:
•Internet access through broadband and fixed wireless access (including basic and unlimited usage packages), security solutions, and e-mail;

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•access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint, with some areas able to receive access speeds of up to 1.5 Gbps;
•Rogers Ignite™ and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation;
•Rogers Ignite WiFi Hub, offering a personalized WiFi experience with a simple digital dashboard for customers to manage their home WiFi network, providing visibility and control over family usage; and
•Rogers™ Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:
•local and network TV, made available through traditional digital or IP-based Ignite TV, including starter and premium channel packages along with à la carte channels;
•on-demand television;
•cloud-based digital video recorders (DVRs) available with Ignite TV services;
•voice-activated remote controls, restart features, and integrated apps such as YouTube, Netflix, Sportsnet NOW™, and Amazon Prime Video, and Disney+ on Ignite TV;
•personal video recorders (PVRs), including Whole Home PVR and 4K PVR capabilities;
•an Ignite TV app, giving customers the ability to experience Ignite TV (including setting recordings) on their smartphone, tablet, laptop, or computer;
•IgniteTM SmartStreamTM, an entertainment add-on for Ignite Internet customers, giving customers access to their favourite streaming devices in one place;
•Download and Go, the ability to download recorded programs onto a customer's smartphone or tablet to watch at a later time using the Ignite TV app;
•linear and time-shifted programming;
•digital specialty channels; and
•4K television programming, including regular season Toronto Blue Jays™ home games and select marquee NHL and National Basketball Association (NBA) games.

Phone services include:
•residential and small business local telephony service; and
•calling features such as voicemail, call waiting, and long distance.

Enterprise services include:
•voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;
•optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;
•simplified information technology (IT) and network technology offerings with security-embedded, cloud-based, professionally managed solutions;
•extensive cable access network services for primary, bridging, and back-up (including through our wireless network, if applicable) connectivity; and
•specialized telecommunications technical consulting for Internet service providers (ISPs).

Media
Our portfolio of Media assets, with a focus on sports and regional TV and radio programming, reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada's only Major League Baseball (MLB) team, and the Rogers Centre™ event venue, which hosts the Toronto Blue Jays' home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver more than 1,300 regular season games during a typical season across television, smartphones, tablets, and personal computers, and streaming devices both through traditional streaming services as well as through NHL LIVE™. It also grants Rogers national rights on those platforms to the Stanley Cup Playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights.

In Television, we operate several conventional and specialty television networks, including:
•Sportsnet's four regional stations along with Sportsnet ONE™, Sportsnet 360™, and Sportsnet World™;
•Citytv™ network, which, together with affiliated stations, has broadcast distribution to approximately 76% of Canadian individuals;
•OMNI™ multicultural broadcast television stations, including OMNI Regional, which provide multilingual newscasts nationally to all digital basic television subscribers;

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•specialty channels that include FX™ (Canada), FXX™ (Canada), and OLN™ (formerly Outdoor Life Network); and
•Today's Shopping Choice™, Canada's only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 54 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI™, 680 NEWS™, Sportsnet The FAN™, KiSS™, JACK FM™, and SONiC™.

We also offer a range of digital services and products, including:
•our digital sports-related assets, including NHL LIVE and SN NOW™;
•other digital assets, including Citytv NOW™; and
•a range of other websites, apps, podcasts, and digital products associated with our various brands and businesses.

Other
We offer several credit cards, including the Rogers™ World Elite Mastercard, Rogers™ Platinum Mastercard, and the Fido™ Mastercard, which allow customers to earn cashback rewards points on credit card spending.

Other Investments
We hold interests in a number of associates and joint arrangements, some of which include:
•our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and
•our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

We also hold a number of interests in marketable securities of publicly traded companies, including Cogeco Inc. and Cogeco Communications Inc.

WIDESPREAD PRODUCT DISTRIBUTION

Wireless
We have an extensive national distribution network and offer our wireless products nationally through multiple channels, including:
•company-owned Rogers, Fido, and chatr retail stores;
•customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•an extensive independent dealer network;
•major retail chains and convenience stores;
•other distribution channels, such as WOW! mobile boutique™, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•our contact centres;
•outbound telemarketing; and
•Rogers Pro On-the-Go, a personalized retail service that delivers and sets up new wireless devices to the customer's location of choice within the service area.

Cable
We distribute our residential cable products using various channels, including:
•company-owned Rogers and Fido retail stores;
•customer self-serve using rogers.com and fido.ca;
•our contact centres, outbound telemarketing, and door-to-door agents; and
•major retail chains.

Our sales team and third-party retailers sell services to the business, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next-generation services.

Rogers Communications Inc.	7	Fiscal 2021

ITEM 4 – General Development of the Business

ITEM 4.1 – THREE-YEAR HISTORY

RECENT DEVELOPMENTS

2022 Highlights to Date

•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share in January 2022.

•Issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years in February. We received net proceeds of US$740 ($938) million from the issuance.

2021 Highlights

For revenue and other financial information on the two most recently completed financial years, see the section entitled "2021 Financial Results" in our 2021 MD&A.

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share (Transaction). The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt. See Item 4.2 for more information on the Transaction.

Create best-in-class customer experiences by putting our customers first in everything we do
•Improved Wireless postpaid churn by 5 basis points to 0.95%.

•Continued to accelerate our digital-first plan to make it easier for customers, with digital adoption at 86.1%, up from 84.0% in 2020.

•Rogers Pro On-the-Go™ service has continued expanding across the country, bringing our device delivery and set-up support program access to more than 16 million Canadians.

•Transformed 130 retail stores into dual-door locations that offer both Rogers™ and Fido™ brands, growing our distribution footprint nationally to a total of 140 dual-door locations, including our flagship store at Yonge and Dundas in Toronto.

•Launched Express Pickup through our customer care channels, a free service that allows customers to purchase a new device through a customer care agent and pick it up the same day in-store.

•Launched certified walk-in repairs in select Rogers and Fido locations, offering our customers fast and reliable service to fix batteries, screens, cameras, audio, software, and more.

•Expanded our Fido Payment Program so mobile customers can get accessories for $0 down and 0% interest, and no taxes upfront.

Invest in our networks and technology to deliver leading performance, reliability and coverage
•Expanded Canada's largest and most reliable 5G network which reached more than 1,500 communities and 70% of the Canadian population as at December 31, 2021.

•Invested $3.3 billion in 3500 MHz spectrum licences, covering 99.4% of the Canadian population, to enhance and accelerate the expansion of Canada's first, largest, and most reliable 5G network. This investment positions Rogers as the largest single investor in 5G spectrum in the country across rural, suburban, and urban markets.

•Awarded Best In Test and recognized as Canada's most reliable 4G and 5G network by umlaut, the global leader in mobile network benchmarking, for the third year in a row in July, and ranked number one in 5G Reach, 5G Availability, 5G Voice App Experience, 5G Games Experience, and tied first for 5G Upload Speed in Canada by OpenSignal in August.

•Recognized as Canada's most consistent national wireless and broadband provider by Ookla for Q4 2021, with the fastest fixed broadband Internet in Ontario, New Brunswick, and Newfoundland and Labrador.

•Completed the rollout of Canada's first national standalone 5G core to help bring the best of 5G to our customers and achieved the first 5G standalone device certification in Canada.

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•Announced a multi-year partnership with Coastal First Nations in British Columbia, which includes a commitment to build five new cell towers, provide more than 100 kilometres of new service coverage along Highway 16 on Graham Island, and improve wireless connectivity throughout Haida Gwaii. We broke ground on the first tower in December 2021.

•Announced a $300 million agreement, alongside the Government of Canada, the Province of Ontario, and the Eastern Ontario Regional Network, to expand wireless connectivity in rural and remote communities throughout eastern Ontario, the largest wireless private-public partnership in Canadian history.

•Announced investments of over $350 million to connect almost 50,000 homes and businesses in Ontario, New Brunswick, and Newfoundland and Labrador, fully funded by Rogers.

•In partnership with the Governments of Canada and British Columbia, we announced 12 new cell tower sites to enhance wireless coverage along Highway 16 between Prince George and Prince Rupert; we broke ground on the first tower in December 2021.

•Announced the construction of seven new towers along Highway 14 from Sooke to Port Renfrew in partnership with Governments of Canada and British Columbia, and more than 90 kilometres of new coverage along Highways 95 and 97 in partnership with the government of British Columbia.

Drive market-leading growth in each of our lines of business
•Launched Ignite Internet Gigabit 1.5 to eligible customers, giving customers access to even faster Internet service.

•Launched the first "Wireless Private Network" managed solution nationally in Canada, through Rogers for Business, enabling large enterprises to transform their digital capabilities and drive innovation in their business.

•Unveiled Sportsnet's new state-of-the-art NHL Studio, one of the first entirely IP-based sports studios in North America, capable of delivering interactive and immersive content through augmented and virtual reality, real-time data and statistics, and in-broadcast versatility.

•Launched eight streaming services on our Ignite TV and Ignite™ SmartStream™ platforms, including Disney+ and Spotify, enhancing Rogers industry-leading selection of streaming services.

•Relaunched Sportsnet NOW, delivering world-class stream quality and reliability combined with new pricing and packaging that gives customers more flexibility and choice; paid subscriber growth is up over 175% year-on-year.

•Launched a Cloud Unified Communications product in Rogers for Business™, a feature-rich, cloud-based phone system for enterprise business customers with complex needs.

Drive best-in-class financial outcomes for our shareholders
•Earned total service revenue of $12,533 million, up 5%.

•Attracted 448,000 net Wireless postpaid subscribers, 49,000 net Internet subscribers, and 244,000 net Ignite TV subscribers.

•Generated free cash flow1 of $1,671 million and cash provided by operating activities of $4,161 million.

•Paid dividends of $1,010 million to our shareholders.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Awarded Canada's Top 100 Employers, including in the Greater Toronto Area, for Young People, Best Diversity Employer, and Greenest Employers by MediaCorp Canada Inc. in November 2021; LinkedIn Canada's Top 25 Companies in April 2021; and Canada's Most Admired Corporate Cultures by Waterstone Human Capital in October 2021.

•Announced and implemented mandatory vaccinations or rapid testing for anyone entering our workplace sites, including all team members, contractors, and visitors.

•Achieved a score of 89% for employee pride in our employee pulse survey in June 2021.

1    Free cash flow is a capital management measure. See "Non-GAAP and Other Financial Measures" in our 2021 MD&A for more information about this measure, available at www.sedar.com.

Rogers Communications Inc.	9	Fiscal 2021

Be a strong, socially and environmentally responsible leader in our communities
•Awarded 90 Ted Rogers Community Grants across Canada in 2021, to organizations supporting Canadian youth. Nearly 400 Ted Rogers Community Grants have been awarded since 2017.

•Awarded Ted Rogers Scholarships to 375 young Canadians for post-secondary studies. Nearly three quarters of all scholarships in the Class of 2021 were awarded to youth from equity-deserving communities.

•Expanded our ESG Report and introduced an interactive multimedia Social Impact Report, celebrating and tracking our impact on the environment and our communities. We now disclose information in accordance with the Global Reporting Initiative (GRI), Sustainability Accounting Standards Board (SASB), and Task Force on Climate-Related Financial Disclosures (TCFD) standards, and we committed to supporting the United Nations Sustainable Development Goals.

•Launched a 2021 Orange Shirt Day campaign in support of Indigenous communities across the country. Over the past two years, the Orange Shirt Day campaign has raised $250,000 for the Orange Shirt Society and the Indian Residential School Survivors Society (IRSSS).

•Launched our new corporate responsibility brand, Generation Possible™, the youth and education pillar focused on giving the next generation the chance they need to succeed through Ted Rogers Scholarships, Community Grants, and Jays Care™ Foundation. Team Possible is about our team and partners' commitment to making a meaningful impact in communities through volunteering, bridging the digital divide, and partnering with organizations like Women's Shelters Canada.

•Expanded eligibility for Connected for Success, so even more Canadians can connect to social services, learning, employment, and loved ones. Now available to upwards of 750,000 Canadian households, the expanded low-cost high-speed Internet program is available across our Internet footprint in Ontario, New Brunswick, and Newfoundland to eligible customers receiving disability, seniors' or income support, and through rent-geared-to-income community housing partners.

Other highlights
•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2021.

•Issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years in December. We received net proceeds of $1,980 million from the issuance.

•Ended the year with approximately $4.2 billion of available liquidity2, including $3.1 billion available under our bank and letter of credit facilities, $0.4 billion available under our $1.2 billion receivables securitization program, and $0.7 billion in cash and cash equivalents.

2020 Highlights

Create best-in-class customer experiences by putting our customers first in everything we do
•Improved Wireless postpaid churn by 11 basis points to 1.00%.

•Accelerated our digital-first plan and added self-serve options during COVID-19, with overall digital adoption up 6 points to 84% and virtual assistant conversations up over 130%.

•Moved to 100% Canada-based customer care specialists and opened our Kelowna customer solution centre virtually.

•Introduced an Ignite self-installation program, including a Drop & Go option, as a safe, easy, no-contact way for customers to install our Ignite Internet and Ignite TV services, with over 93% of customers easily installing their products themselves since the beginning of April.

•Launched Blitzz, a remote visual assistance tool, with our technical support team to enable prompt virtual assistance and reduce the need to deploy field technicians for installation and service calls.

•Launched Express Pickup, making us the only national carrier to give customers the convenience of ordering online and picking up in-store on the same day.

•Launched WeFix, a new smartphone repair service at select retail locations allowing customers to get their devices repaired within hours.
2    Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" and "Financial Condition" in our 2021 MD&A for more information about this measure, available at www.sedar.com.

Rogers Communications Inc.	10	Fiscal 2021

•Expanded Pro On-the-Go to cities across Canada, including Vancouver, Calgary, Edmonton, and Ottawa, a Canadian telecommunications exclusive that brings the store to the customer’s door, as soon as the same day, with free phone delivery and one-on-one expert setup support.

•Expanded financing to device accessories to make the latest accessories affordable for Rogers customers, including AirPods, Google Nest products, cases, screen protectors, chargers, smart bulbs, and more.

•Increased adoption of 5G-ready Rogers Infinite unlimited data plans to over 2.5 million subscribers, the largest unlimited customer base in Canada.

•Grew adoption of Fido Data Overage Protection plans to two-thirds of Fido customers.

•Launched chatr credit cards to help more Canadian residents build or rebuild their credit, facilitating participation in the digital economy.

•Launched DAY PASS™, a daily payment option, and Top Up as a Guest, which allows customers to top up an account without signing in, on chatr, both new features focused on affordability and flexibility.

•Supported customers with goodwill measures at the onset of COVID-19 by waiving pay-per-use international roaming fees in all available destinations until April 30, 2020 and long-distance voice calling fees across Canada until June 30, 2020.

•Implemented flexible payment options for customers facing financial uncertainty as a result of COVID-19, with no account suspensions or disconnections for a designated period of time.

•Appointed a Chief Customer Officer as a member of our Executive Leadership Team to strengthen the voice of our customers and frontline teams and launched Connecting with our Customers, where people leaders spend a day with frontline teams to strengthen their understanding of the customer experience and customer improvement processes.

Invest in our networks and technology to deliver leading performance and reliability
•Launched and expanded Canada's first and largest 5G network serving over 170 cities and towns.

•Started rolling out Canada’s first 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver to be ready to support future devices and chipsets as they become available.

•Awarded best wireless network in Canada for the second year in a row, in July, by umlaut, the global leader in mobile network benchmarking, and earned the number one spot in the Canada Wireless Network Quality Study by J.D. Power in the West and Ontario, in April.

•Ranked fastest broadband Internet provider in Ontario and New Brunswick and Canada's most consistent national wireless network and Internet provider in the fourth quarter, according to Ookla’s Speedtest results.

•Evolved our 5G partner ecosystem and 5G research and development, including through the launch of Canada's first 5G smart city in Kelowna in partnership with the University of British Columbia and the launch of the 5G Create Lab at Communitech to develop leading 5G solutions.

•Became a founding member of the 5G Future Forum, which is focused on developing interoperable 5G standards across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•Strengthened our Advanced Services portfolio to help make it easier for businesses and governments to serve their customers and citizens, including with new IoT collaborations, and established the Rogers Internet of Things Chair with the University of Calgary to advance IoT research.

•Expanded our cable network through the acquisition of Cable Cable Inc. and Ruralwave Inc., local telecommunications companies in the Ontario Kawartha Lakes region, and announced a partnership with Southwestern Integrated Fibre Technology (SWIFT) to bring services to underserved communities in the Regional Municipality of Waterloo and Dufferin, Norfolk, Oxford and Simcoe counties in Ontario.

•Started rolling out wireless home broadband Internet service to more than 100 communities in Southwestern Ontario as part of our commitment to expand connectivity to rural and remote areas.

•Added capacity and managed traffic where needed to ensure customers stayed connected during COVID-19, with total traffic on our wireline networks up by over 50% during the first months of COVID-19 as more people started working from home.

Rogers Communications Inc.	11	Fiscal 2021

•Launched and added capacity for government 1-800 numbers to serve citizens during the public health crisis and enabled temporary COVID-19 health assessment centres.

Deliver innovative solutions and compelling content that our customers will love
•Launched Ignite SmartStream, an entertainment add-on for Ignite Internet customers, to give customers access to their favourite streaming services in one place.

•Launched an exclusive offer in Canada to provide the first six months free when signing up to Apple Music for customers on select Rogers Infinite™ plans, delivering more value to our customers.

•Launched 14 new apps and subscription video on-demand services on Ignite TV and expanded free content on Ignite TV with the introduction of new apps, including Fun at Home and Health at Home, tubi, XITE, and zone-ify; launched access to Amazon Music so customers can listen to their favourite music, as well as thousands of playlists and stations.

•Launched Rogers Smart Community™ in partnership with 1VALET to deliver a new platform that consolidates building and management activities into one seamless experience for multi-residential communities and condominiums.

•Leveraged our media assets to advance inclusion and diversity, including a prime-time special Ending Racism: What Will it Take?, a new digital series LIVE: #Cityline Real on Race, and a new Sportsnet interview series Top of HER Game™.

•Launched two new national daily newscasts in Arabic and Filipino on OMNI Television to reflect these communities and shed light on underreported topics and issues.

•Brought gender equality in sports to the forefront with the first all-female broadcast team to call an NHL game, a week-long national programming campaign shining the spotlight on female sports game-changers, and partnered with Ryerson University on the Sportsnet Diversity & Gender Equity program.

•Provided free access for our customers to a rotating selection of channels for a select period of time during COVID-19 and temporarily removed data usage caps for customers on limited home Internet plans so they could stream, surf, and connect during the initial phase of the pandemic.

•Created original content and programming for Sportsnet viewers with the suspension of live sports during COVID-19.

•Delivered industry-leading coverage with the return of live sports, with Sportsnet™ the most-watched sports media brand in Canada in 2020 and Sportsnet National the number-one Canadian network overall in primetime in August.

Drive profitable growth in all the markets we serve
•Expanded consolidated adjusted EBITDA margin3 by 90 basis points.

•Attracted 245,000 net Wireless postpaid subscribers, 57,000 net Internet subscribers, and 218,000 net Ignite TV subscribers.

•Generated free cash flow of $2,366 million, up 4%.

Develop our people and a high performance culture
•Achieved an all-time high employee engagement score of 87% in our annual employee survey, up two points from 2019 and seven points above best-in-class.

•Achieved an all-time high score of 93% for employee pride in a company-wide pulse survey during the first months of COVID-19, six points above best-in-class.

•Received Canada’s Top 100 Employers Award (2021) for the eighth year in a row, by Mediacorp Canada Inc., including Top Employers in the Greater Toronto Area (2021), Top Employers for Young People in Canada (2021), and Best Diversity Employers in Canada (2020).

•Reclaimed certification for Canada's Most Admired Corporate Cultures by Waterstone Human Capital in 2020.

•Accelerated progress during COVID-19 on our plan to offer increased flexibility to our employees through work-from-home programs across the company, with 90% of employees currently working remotely, including approximately 7,000 customer solution specialists.

3 Adjusted EBITDA margin is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our 2021 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Rogers Communications Inc.	12	Fiscal 2021

•Delivered enhanced programs and employee communications to ensure employees were supported and informed during COVID-19, with 83% of our teams reporting in our annual employee survey they felt supported on well-being & work-life balance during COVID-19.

•Extended our employee virtual health care solution in partnership with Sun Life to give employees and their families quick access to health care professionals during COVID-19.

•Launched a new five-year Inclusion and Diversity (I&D) Strategy with measurable targets, including representation goals for equity-seeking groups across the business, and held 85 I&D events and listening sessions through our Employee Resource Groups.

•Launched For the Love of Work™, Made Possible by Rogers, a podcast that explores key themes at the heart of a winning employee experience, including resilience, inclusion and diversity, and values, to attract talent and build pride within our team; ranked top 5 in Careers Canada charts on Apple Podcasts from October to December.

Be a strong, socially responsible leader in our communities across Canada
•Partnered with Food Banks Canada (FBC) and Jays Care Foundation for Step Up to the Plate, the largest food hamper program in the organization’s history to distribute eight million meals for Canadian families; launched an awareness campaign across our media and digital assets to raise money for FBC to address acute food shortages during COVID-19; and donated more than one million meals through a corporate donation and employee contributions.

•Launched the 60,000 Hours Challenge as part of The 60 Project to mark our 60th anniversary in 2020, with employee volunteers supporting over 200 organizations.

•Announced a $10 million commitment over the next five years in free advertising and creative services to charities and small businesses that support Black, Indigenous and People of Colour (BIPOC) and equity-seeking communities by leveraging our sports and media assets as part of our I&D plan.

•Raised approximately $1 million through the Hearts and Smiles campaign in support of The Frontline Fund to help Canada’s frontline health care workers during COVID-19.

•Provided thousands of devices and free voice and data plans as digital lifelines to vulnerable Canadians to help them stay connected, in partnership with Women’s Shelters Canada, National Aboriginal Circle Against Family Violence, Big Brothers Big Sisters of Canada, Pflag Canada, LGBTQ2S+ organizations, seniors’ homes, hospitals, and youth organizations.

•Provided advertising space across our media and digital assets to promote sheltersafe.ca for women escaping violence and abuse and provided financial support through our Fido brand to national organizations supporting LGBTQ2S+ people.

•Launched the Team Rogers Community Draft to support families as children return to sport, with assistance toward league fees and access to mentorship.

•Partnered with the Orange Shirt Society, in its efforts to expand Indigenous education across Canada and raise awareness on Indigenous reconciliation, with a specially designed t-shirt for Orange Shirt Day by Ojibwe artist Patrick Hunter sold on Today's Shopping Choice and raising nearly $100,000, with all proceeds going to the society.

•Donated $1 million to the Jays Care Foundation to deliver programs to support 35,000 youth across Canada, including virtual summer camps for 10,000 marginalized youth.

•Awarded scholarships, through the Ted Rogers Scholarship Fund, to over 400 young people to pursue post-secondary education, with an estimated 75% of community recipients from BIPOC.

•Provided nearly $1 million in community grants for the 2019-2020 year to organizations across Canada that support youth and education.

•Expanded our low-cost Internet program Connected for Success to reach over 250,000 households with 340 housing partners.

Other highlights
•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2020.

•Issued $1.5 billion 7-year 3.65% senior notes in March. We received net proceeds of $1,484 million from the issuance.

Rogers Communications Inc.	13	Fiscal 2021

•Issued US$750 million 2-year LIBOR + 0.60% senior notes in June and fully hedged the foreign exchange risk. We received net proceeds of $1,014 million from the issuance.

•Ended the year with approximately $5.7 billion of available liquidity, including $2.6 billion available under our bank and letter of credit facilities, $0.6 billion available under our $1.2 billion receivables securitization program and $2.5 billion in cash and cash equivalents.

•In April 2020, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2020 NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2020 and ending April 23, 2021, the lesser of 34.9 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2020 NCIB for an aggregate purchase price of $500 million. Rogers security holders may obtain a copy of this notice, without charge, by contacting us. We have not purchased any Class B Non-Voting Shares under the 2020 NCIB.

2019 Highlights

Create best-in-class customer experiences by putting our customers first in everything we do
•Increased our customer likelihood to recommend scores across all business units.

•Improved service levels in our call centres and reduced the average handle time.

•Grew online digital adoption and reduced call volume into our call centres.

•Launched Rogers Infinite unlimited data plans with no overage charges, the first national Canadian carrier to introduce such plans.

•Introduced 24-month $0 down, interest-free wireless device financing on Rogers Infinite plans.

•Attracted 1.4 million customers to our new Rogers Infinite unlimited data plans.

•Announced a new customer solutions centre in Kelowna, BC, to better serve our customers across time zones.

•Launched Rogers Pro On-the-Go, a new, personalized retail service that delivers and sets up new wireless devices to the customer's location of choice within the service area.

•Launched Fido Data Overage Protection, which pauses data usage when a customer's limit is reached so they can enjoy their wireless services worry-free.

•Ended the year with over 325,000 subscribers on Ignite TV, the foundation of our Connected Home future.

•Invested in our IT infrastructure to improve system stability, decreasing customer-impacting minutes by over 80%.

Invest in our networks and technology to deliver leading performance and reliability
•Secured 20-year 600 MHz spectrum licences covering all provinces and territories across the country for a total price of $1.7 billion to give our customers the best wireless experience. This low-frequency spectrum is a critical foundation for deploying 5G technology across Canada.

•Announced our initial rollout of Canada’s first 5G network in downtown Vancouver, Toronto, Ottawa, and Montreal in preparation for the commercial availability of 5G devices in 2020.

•Became a founding member of the 5G Future Forum, which will collaborate to develop interoperable 5G standards for Mobile Edge Computing across key geographic regions, including the Americas, Asia-Pacific, and Europe.

•Turned on Canada's first 5G-powered campus at the University of British Columbia to facilitate pre-commercial research and testing of 5G applications and announced a three-year partnership agreement with the University of Waterloo to advance 5G research.

•Announced the launch of a 5G innovation hub that will test 5G applications and use cases at Communitech in Waterloo.

•Awarded "Best in Test" for overall wireless customer experience nationally by Umlaut, a global mobile network benchmarking leader, based on measurement testing conducted between May 6 and July 15, 2019.

•Awarded, in October 2019, the 2019 Speedtest® Award for Canada's Fastest Internet by Ookla, a global leader in fixed broadband mobile network testing.

Rogers Communications Inc.	14	Fiscal 2021

•Announced a reciprocal roaming arrangement with AT&T to extend LTE-M coverage for IoT customers throughout Canada and the United States.

Deliver innovative solutions and compelling content that our customers will love
•Launched Sportsnet Now and Amazon Prime Video on Ignite TV.

•Launched Ignite TV in Newfoundland and New Brunswick.

•Invested $683 million during the 2019 broadcast year to create and produce compelling Canadian content.

•Launched the Ignite WiFi Hub app and introduced Wall-to-Wall WiFi pods to manage home WiFi networks and enhance WiFi connectivity in homes.

•Partnered with the Aboriginal Peoples Television Network to broadcast the first-ever NHL game in Plains Cree.

Drive profitable growth in all the markets we serve
•Achieved our revised 2019 guidance targets.

•Grew adjusted EBITDA4 by 4%.

•Attracted 334,000 net new wireless postpaid subscribers and 104,000 net new Internet subscribers.

•Returned $1.7 billion to shareholders through dividend payments and share repurchases.

Develop our people and a high performance culture
•Achieved a company-wide engagement score of 85%, five points above global best-in-class companies.

•Recognized, in November 2019, as one of Canada's Top 100 employers by MediaCorp Canada Inc. for the 7th year in a row.

•Recognized, in November 2019, as one of Canada's Most Admired Corporate Cultures by Waterstone.

•Recognized, in July 2019, as one of the 50 Most Engaged Workplaces in North America by Achievers for our leadership and innovation in engaging our employees and workplaces.

•Named to the 2019 Bloomberg Gender-Equality Index in January 2019, which named 230 companies committed to transparency in gender reporting and advancing women's equality in the workplace.

•Recognized, in March 2019, as one of Canada's Best Diversity Employers by MediaCorp Canada Inc.

•Named, in May 2019, to the LGBT Corporate Canadian Index, an index that recognizes companies advancing equality.

•Announced a $10 million investment to support a new cybersecurity centre at Ryerson University focused on building diverse digital skills of the future and to help fulfill our ongoing demand for skilled cybersecurity professionals.

Be a strong, socially responsible leader in our communities across Canada
•Contributed $14 billion in economic value to the Canadian economy.

•Contributed over $60 million through cash and in-kind investments to help our communities thrive.

•Made a meaningful difference in the lives of youth through the Ted Rogers Scholarship Fund, Jays Care Foundation, and the Ted Rogers Community Grants program.

•Expanded our Connected for Success™ affordable broadband program to 335 community housing partners.

•Raised over $2 million for over 1,100 charities during Give Together Month, with Rogers matching employee donations up to $1,000.

•Volunteered 20,000 hours to support 80 volunteer events across Canada for our second annual Give Together™ Volunteer Days.

4 Adjusted EBITDA is a total of segments measure. See "Non-GAAP and Other Financial Measures" in our 2021 MD&A for more information about this measure, available at www.sedar.com.

Rogers Communications Inc.	15	Fiscal 2021

Other highlights
•Declared a quarterly dividend of $0.50 per each outstanding Class A Voting Share and Class B Non-Voting Share during 2019.

•Issued $1.0 billion 10-year 3.25% senior notes in April. We received net proceeds of $993 million from the issuance.

•Issued US$1.25 billion 30-year 4.35% senior notes in April and fully hedged the foreign exchange risk. We received net proceeds of $1,656 million from the issuance.

•Issued US$1.0 billion 30-year 3.7% senior notes in November and fully hedged the foreign exchange risk. We received net proceeds of $1,283 million from the issuance.

•In April 2019, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) program (2019 NCIB) that allowed us to purchase, during the twelve-month period beginning April 24, 2019 and ending April 23, 2020, the lesser of 35.7 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that could be purchased under the 2019 NCIB for an aggregate purchase price of $500 million. In 2019, we purchased 9.9 million shares under our NCIB programs for $655 million. Pursuant to the 2019 NCIB, we repurchased for cancellation 7.7 million Class B Non-Voting Shares for $500 million, thereby purchasing the maximum allowed under the 2019 NCIB. Pursuant to the 2018 NCIB, as defined below under 2018 Highlights, we repurchased for cancellation 2.2 million Class B Non-Voting Shares for $155 million.

ITEM 4.2 – SIGNIFICANT ACQUISITIONS

On March 15, 2021, we announced an agreement to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares (collectively, Shaw Shares) for a price of $40.50 per share. The Shaw Family Living Trust, the controlling shareholder of Shaw, and certain members of the Shaw family and certain related persons (Shaw Family Shareholders) will receive (i) $16.20 in cash and (ii) 0.417206775 Class B Non-Voting Shares of Rogers per Shaw Share held by the Shaw Family Shareholders. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). On May 20, 2021, Shaw shareholders voted to approve the Transaction at a special shareholders meeting. The Court of Queen's Bench of Alberta issued a final order approving the Transaction on May 25, 2021. The Transaction is subject to other customary closing conditions, including making certain filings with, and obtaining certain consents and approvals from, various governmental and regulatory authorities, including the Competition Bureau, ISED Canada, and the CRTC. Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the first half of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

For a description of the Shaw Transaction, please see “Shaw Transaction” on page 16 of our 2021 MD&A.

Rogers Communications Inc.	16	Fiscal 2021

ITEM 5 – Narrative Description of the Business

ITEM 5.1 – GENERAL – BUSINESS OVERVIEW

This section incorporates by reference the following sections contained in our 2021 MD&A:

About Rogers	13
Understanding Our Business	17
Wireless	17
Cable	17
Media	17
Products and Services	17
Wireless	17
Cable	17
Media	18
Other	18
Other Investments	18
Competition	18
Wireless	19
Cable	19
Media	19
Industry Trends	20
Our Strategy, Key Performance Drivers, and Strategic Highlights	22
Capability to Deliver Results	26
Employees	38
Commitments and Contractual Obligations	54

PROPERTIES, TRADEMARKS, ENVIRONMENTAL, AND OTHER MATTERS
In most instances, the Company, through its subsidiaries, owns the assets essential to its operations. Our major fixed assets are:
•transmitters; microwave systems; antennae; buildings; electronic transmission, receiving, and processing accessories; and other wireless network equipment (including switches, radio channels, base station equipment, microwave facilities, and cell equipment);
•coaxial and fibre optic cables; set-top terminals, cable modems, and home monitoring equipment; electronic transmission, receiving, processing, digitizing, and distributing equipment; IP routers; data storage servers and network management equipment; and microwave equipment and antennae; and
•radio and television broadcasting equipment (including television cameras and television and radio production facilities and studios).

We either own or license the operating systems and software related to these assets. We also lease various distribution facilities from third parties, including space on utility poles and underground ducts for the placement of some of the cable distribution system. We either own or lease land or premises for the placement of hub sites, head-ends, switches, and space for other portions of the cable distribution system. We also lease premises and space on buildings for the placement of antenna towers. We have highly clustered and technologically advanced broadband cable networks in the provinces of Ontario, New Brunswick, and on the island of Newfoundland.

We operate a North American transcontinental fibre-optic network extending 81,000 kilometres, providing a significant North American geographic footprint connecting Canada’s largest markets while also reaching key US markets for the exchange of data and voice traffic, also known as peering.

We own or have licensed various brands and trademarks used in our businesses. Certain of our trade names and properties are protected by trademark and/or copyright. We maintain customer lists for our businesses. Our intellectual property, including our trade names, brands, properties, and customer lists, is important to our operations.

In 2021, we spent approximately $0.2 million relating to environmental protection and management requirements. Environmental protection and management requirements applicable to our operations are not expected to have a significant effect on our capital expenditures, earnings, or competitive position in the current or future fiscal years.

Rogers Communications Inc.	17	Fiscal 2021

ITEM 5.2 – RISK FACTORS

The following section is incorporated by reference herein: “Risks and Uncertainties Affecting Our Business” contained on pages 60 to 69 of our 2021 MD&A.

ITEM 6 – Dividends

ITEM 6.1 – DIVIDENDS

On January 26, 2022, the RCI Board of Directors (the Board) declared a quarterly dividend of $0.50 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 1, 2022, to shareholders of record on March 10, 2022.

The table below shows when dividends have been declared and paid on the Class A Voting Shares and Class B Non-Voting Shares for the three most recently completed financial years.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)

January 27, 2021	March 10, 2021	April 1, 2021	0.50	252
April 20, 2021	June 10, 2021	July 2, 2021	0.50	253
July 20, 2021	September 9, 2021	October 1, 2021	0.50	253
October 20, 2021	December 10, 2021	January 4, 2022	0.50	252

January 21, 2020	March 10, 2020	April 1, 2020	0.50	252
April 21, 2020	June 10, 2020	July 2, 2020	0.50	253
July 21, 2020	September 9, 2020	October 1, 2020	0.50	253
October 21, 2020	December 10, 2020	January 4, 2021	0.50	252

January 24, 2019	March 12, 2019	April 1, 2019	0.50	257
April 19, 2019	June 10, 2019	July 2, 2019	0.50	256
June 5, 2019	September 9, 2019	October 1, 2019	0.50	256
October 23, 2019	December 11, 2019	January 2, 2020	0.50	253

ITEM 7 – Description of Capital Structure

ITEM 7.1 – GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The information required under the heading General Description of Capital Structure is contained in the 2021 Audited Consolidated Financial Statements, Note 24, and is incorporated herein by reference.

Each Class A Voting Share of RCI carries the right to fifty votes on a poll and may be voted at the meetings of shareholders of RCI. Holders of Class B Non-Voting Shares of RCI and any series of preferred shares of RCI are entitled to receive notice of and to attend meetings of shareholders of RCI, but except as required by law or stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting Shares, there is no requirement under applicable law or RCI’s constating documents that an offer be made for the outstanding Class B Non-Voting Shares and there is no other protection available to holders of Class B Non-Voting Shares under RCI’s constating documents. If an offer is made to purchase both Class A Voting Shares and Class B Non-Voting Shares, the offer for the Class A Voting Shares may be made on different terms than the offer made to the holders of Class B Non-Voting Shares.

ITEM 7.2 – CONSTRAINTS

RESTRICTIONS ON THE TRANSFER, VOTING, AND ISSUE OF SHARES
We have ownership interests in several Canadian entities licensed or authorized to operate under applicable communications laws (the Laws) including the:
•Broadcasting Act (Canada);
•Telecommunications Act (Canada); and
•Radiocommunication Act (Canada).

The Laws have foreign ownership limits (the Limits) for various classes of licensed or authorized entities. A copy of the Limits can be obtained from our Corporate Secretary. The Laws also impose a number of restrictions on changes in

Rogers Communications Inc.	18	Fiscal 2021

effective control of licensees or authorized entities, and the transfer of licences held by them. RCI’s Articles of Amalgamation therefore impose restrictions on the issue and transfer of its shares and the exercise of voting rights to ensure that we, and any corporation existing in a Canadian jurisdiction in which we have an interest, are:
•qualified to hold or obtain any cable television, broadcasting, or telecommunications licence or authorized to operate a similar entity under the Laws; and
•not in breach of the Laws or any licences issued to us or to any of our Canadian subsidiaries, associates, or affiliates under the Laws.

If the Board considers that RCI's, or its subsidiaries’, ability to hold and obtain licences, or to remain in compliance with the Laws, may be in jeopardy, the Board may invoke the restrictions in our Articles of Amalgamation on transfer, voting, and issue of our shares.

ITEM 7.3 – RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged, and compensated, each of S&P Global Ratings Services (S&P), Moody's Investors Service (Moody's), and Fitch Ratings (Fitch) to rate certain of our public debt issues. During the last two years, we have made an annual payment of less than $100,000 to a credit rating organization for an information service other than a credit rating service. Below is a summary of the credit ratings on RCI's outstanding senior and subordinated notes and debentures (long-term) and US CP (short-term) as at December 31, 2021.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Senior unsecured debt	BBB+ Rating Watch Negative	Baa1 under review	BBB+ Rating Watch Negative
Subordinated debt	BBB- Credit Watch Negative	Baa3 under review	BBB- Rating Watch Negative
US commercial paper	A-2 Rating Watch Negative	P-2 under review	N/A [1]
1We have not sought a rating from Fitch for our short-term obligations.

As a result of our agreement to acquire Shaw and the related commitments in connection with the Transaction, both S&P and Fitch have placed us on credit watch with negative implications. Moody's has placed our credit ratings on review for downgrade. We expect S&P, Moody's, and Fitch to complete their reviews upon closing of the Transaction. See "Shaw Transaction" and "Risks and Uncertainties Affecting our Business - Shaw Transaction" on pages 16 and 60, respectively, of our 2021 MD&A for more information on our agreement with Shaw and the Transaction.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody's), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody's) to AAA (S&P and Fitch) or Aaa (Moody's).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody's), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody's) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody's) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody's are investment-grade ratings.

Rogers Communications Inc.	19	Fiscal 2021

ITEM 8 – Market for Securities

Class B Non-Voting Shares (CUSIP # 775109200) are listed in Canada on the Toronto Stock Exchange under the symbol RCI.B and in the United States on the New York Stock Exchange under the symbol RCI. Class A Voting Shares (CUSIP # 775109101) are listed on the Toronto Stock Exchange under the symbol RCI.A.

ITEM 8.1 – TRADING PRICE AND VOLUME

The following table sets forth, for the periods indicated, the reported high, low, and close prices and volume traded on the Toronto Stock Exchange for Class B Non-Voting Shares and Class A Voting Shares.

RCI.B
Month	High ($)	Low ($)	Close ($)	Volume
2021/01	62.48	57.52	57.71	20,026,670
2021/02	59.70	54.69	55.13	26,530,960
2021/03	65.72	54.93	57.95	59,336,611
2021/04	63.49	57.90	60.54	19,230,192
2021/05	63.31	60.30	61.80	23,654,437
2021/06	66.08	61.74	65.90	46,534,701
2021/07	67.59	63.22	63.68	22,056,854
2021/08	65.28	62.66	64.28	27,200,896
2021/09	64.70	58.58	59.15	35,305,487
2021/10	62.38	56.00	57.56	27,838,810
2021/11	61.51	56.66	57.16	28,739,161
2021/12	60.44	57.00	60.23	33,120,396

RCI.A
Month	High ($)	Low ($)	Close ($)	Volume
2021/01	64.75	60.00	60.00	35,411
2021/02	62.49	56.72	58.00	39,086
2021/03	67.75	57.53	60.01	125,759
2021/04	64.50	60.32	62.70	41,733
2021/05	64.00	61.53	63.45	46,298
2021/06	66.80	62.68	66.71	32,714
2021/07	68.74	64.25	64.65	24,297
2021/08	66.25	63.53	64.70	25,753
2021/09	66.00	60.00	60.52	25,114
2021/10	62.75	58.00	61.04	105,490
2021/11	64.28	60.00	60.97	55,505
2021/12	62.50	59.66	61.69	19,792

ITEM 8.2 – PRIOR SALES

We issued $2 billion subordinated notes due 2081 with an initial coupon of 5% for the first five years in December 2021, and US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years in February 2022.

ITEM 9 – Escrowed Securities and Securities Subject to Contractual Restriction on Transfer

N/A

Rogers Communications Inc.	20	Fiscal 2021

ITEM 10 – Directors and Officers

ITEM 10.1 - Name, Occupations and Security Holding

Set forth below is information regarding the directors and senior executive officers of RCI as at March 3, 2022, including their city, province or state, and country of residence, and their principal occupation(s) within the five preceding years. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is duly elected unless, prior thereto, he or she resigns or his or her office becomes vacant by death or other cause under applicable law. Officers are appointed by, and serve at the discretion of, the Board.

Name	Position
Directors
Edward S. Rogers (1)(2)(3)(9)(10)	Director, Chair of RCI, and Chair of the Rogers Control Trust
Melinda M. Rogers-Hixon (2)(3)(5)(9)(10)	Director, Deputy Chair of RCI, and Vice Chair of the Rogers Control Trust
Tony Staffieri	Director, President and Chief Executive Officer
Jack L. Cockwell, C.M. (6)(7)(8)	Director
Michael J. Cooper	Director
Ivan Fecan (7)(8)	Director
Robert J. Gemmell (1)(2)(3)(6)(8)	Lead Director
Alan D. Horn, CPA, CA (1)(3)(5)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Jan L. Innes (2)(4)(5)(7)	Director
John (Jake) C. Kerr, C.M., O.B.C (6)	Director
Philip B. Lind, C.M. (4)(10)	Director, Vice Chair of RCI, and member of the Advisory Committee of the Rogers Control Trust
Loretta A. Rogers (9)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Martha L. Rogers (4)(9)(10)	Director and member of the Advisory Committee of the Rogers Control Trust
Senior Executive Officers
Tony Staffieri	Director, President and Chief Executive Officer
Glenn A. Brandt	Chief Financial Officer
Robert Dépatie	President and Chief Operating Officer, Home & Business
Lisa L. Durocher	Executive Vice-President, Financial and Emerging Services
Jorge Fernandes	Chief Technology and Information Officer
Philip J. Hartling	President, Wireless
Bret D. Leech	Chief Human Resources Officer
Colette S. Watson	President, Rogers Sports & Media
Mahes S. Wickramasinghe	Chief Administrative Officer
Ted Woodhead	Chief Regulatory Officer and Government Affairs
Marisa L. Wyse	Chief Legal Officer and Corporate Secretary
(1)Denotes member of Executive Committee
(2)Denotes member of Nominating Committee
(3)Denotes member of Finance Committee
(4)Denotes member of ESG Committee
(5)Denotes member of Pension Committee
(6)Denotes member of Corporate Governance Committee
(7)Denotes member of Human Resources Committee
(8)Denotes member of Audit and Risk Committee
(9)Each of Edward S. Rogers, Loretta A. Rogers, Martha L. Rogers, and Melinda M. Rogers-Hixon are immediate family members of each other and members of the family of the late Ted Rogers. For additional information, please see “Outstanding Shares and Main Shareholders” in RCI’s 2021 Information Circular available on SEDAR at sedar.com.
(10)Voting control of RCI is held by the Rogers Control Trust. See “Outstanding Shares and Main Shareholders” in RCI’s 2021 Information Circular available on SEDAR at sedar.com. Each of the individuals that are noted above as holding positions with the Rogers Control Trust have held such positions since December 2008.

Edward S. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since May 1997. Mr. Rogers currently serves as Chair of the Board of RCI. He was first appointed Chair in January 2018. Prior to that, he served as Deputy Chair of RCI from September 2009. Mr. Rogers is also Chair of Rogers Bank, Chair of the Toronto Blue Jays, and is on the Board of Directors of Maple Leaf Sports & Entertainment, and Cablelabs. He is the Rogers Control Trust Chair. Mr. Rogers served in various management positions at Rogers Communications for over 20 years, including as President and CEO of Rogers Cable Inc. After graduating from the University of Western Ontario, Mr. Rogers spent three years with Comcast Corporation. Mr. Rogers was a member of the Economic Council of Canada from 2010 to 2013.

Melinda M. Rogers-Hixon resides in Toronto, Ontario, Canada and has been a director of RCI since May 2002. Ms. Rogers-Hixon has served as Deputy Chair of the Board of RCI since January 2018 and as Vice Chair of Rogers Control Trust since 2008. Ms. Rogers-Hixon was also appointed a director of Rogers Bank on December 31, 2017. Ms. Rogers held progressively senior roles at Rogers after joining the Company in 2000. Most recently, she was Founder of Rogers Venture

Rogers Communications Inc.	21	Fiscal 2021

Partners from 2011 to 2018. She also served as Senior Vice President, Strategy and Development from 2006 to 2014, Vice President, Strategic Planning & Venture Investments from 2004 to 2006, and Vice President, Venture Investments from 2000 to 2004. Ms. Rogers-Hixon serves on the Board of Directors for Maple Leaf Sports and Entertainment, the Board of Governors at Huron University College, the Board of Directors of Bombardier Inc., is Chair of the Board of Jays Care Foundation and serves as a Trustee at The Bishop Strachan School. Ms. Rogers-Hixon is also a co-founder and partner of Generation Transition Advisors, a global multi-generational family business advisory firm. Ms. Rogers-Hixon holds a B.A. from the University of Western Ontario and a M.B.A. from Joseph L. Rotman School of Management at the University of Toronto. Ms. Rogers-Hixon was awarded an honorary doctorate from Huron University College at Western University in November 2018.

Jack L. Cockwell, C.M. resides in Toronto, Ontario, Canada and has been a director of RCI since October 2021. Mr. Cockwell is Chair of Brookfield Partners Foundation, was one of the founders of Partners Limited in 1995, and has been associated with Brookfield in numerous capacities, including as Chief Executive Officer, since 1968. Mr. Cockwell is a Heritage Governor of the Royal Ontario Museum, Chair of the Ryerson University Real Estate Advisory Committee, and a member of its Board of Governors, and currently serves as its Vice-Chair. Mr. Cockwell holds a M.Comm with Distinction from the University of Cape Town.

Michael J. Cooper resides in Toronto, Ontario, Canada and has been a director of RCI since October 2021. Mr. Cooper is the President and Chief Responsible Officer of Dream Unlimited Corp. and founder of Dream Asset Management Corporation (DAM). He is also the Chair and Chief Executive Officer of Dream Office Real Estate Investment Trust. Mr. Cooper helped found DAM in 1996 and continues to lead the business as President and Chief Responsible Officer. Mr. Cooper was also involved in the formation of Dream Global Real Estate Investment Trust, previously a TSX-listed real estate investment trust, the assets and subsidiaries of which were sold in 2019. Mr. Cooper holds a LL.B from the Western University and a M.B.A. from York University.

Ivan Fecan resides in Vancouver, British Columbia and has been a director of RCI since October 2021. Mr. Fecan is a Canadian media executive and producer. Mr. Fecan was the president and CEO of Baton Broadcasting and its successors, CTV Inc. and CTVglobemedia, from 1996 to 2011. Previously, he was VP of English TV at the CBC and VP of Creative Development at NBC. Most recently, he was the Executive Chair of Thunderbird Entertainment Group Inc. Mr. Fecan serves on the boards of the University Health Network Foundation, the Art Gallery of Ontario, and the Council for Canadian American Relations. Mr. Fecan is now an investor and past executive chair of Thunderbird Entertainment Group Inc. Mr. Fecan is the producer and executive producer of the hit Canadian sitcom Kim’s Convenience. Mr. Fecan holds a B.A. from York University.

Robert J. Gemmell resides in Oakville, Ontario, Canada, has been a director of RCI since April 2017, and has served as Lead Director since November 2021. Mr. Gemmell spent 25 years as an investment banker in the United States and in Canada. Mr. Gemmell was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.

Alan D. Horn, CPA, CA resides in Toronto, Ontario, Canada and is President and Chief Executive Officer of Rogers Telecommunications Limited and certain private companies that control RCI. Mr. Horn served as Chair of the Board of RCI from March 2006 to December 2017. Mr. Horn also served as Interim President and Chief Executive Officer of the Company from October 2016 to April 2017 and from October 2008 to March 2009. Mr. Horn served as Vice President, Finance and Chief Financial Officer of the Company from September 1996 to March 2006. He also serves as a director of CCL Industries Inc., Fairfax India Holdings Corporation, and Trilogy International Partners Inc. Mr. Horn, a Chartered Professional Accountant and Chartered Accountant, is a member of the Advisory Committee of the Rogers Control Trust. Mr. Horn received a B.Sc. with First Class Honours in Mathematics from the University of Aberdeen, Scotland.

Jan L. Innes resides in Toronto, Ontario, Canada and has been a director of RCI since October 2021. Ms. Innes is a board director and public affairs specialist. Ms. Innes spent most of her career at Rogers Communications. She joined Rogers in 1995 as Vice President, Communications, and in 2011, became Vice President, Government Relations. Ms. Innes retired from Rogers in 2015. Prior to joining Rogers, Ms. Innes was Vice President of Public Affairs at Unitel Communications Inc. Previously, Ms. Innes held senior political staff positions at both Queen's Park in Toronto and Parliament Hill in Ottawa. Ms. Innes sits on the Board of Directors of the Rogers Group of Funds. Ms. Innes holds a B.A. (Honours) from the University of Toronto and in 2014, completed the Directors Education Program at the Rotman School of Management, receiving the ICD.D designation.

John (Jake) C. Kerr, C.M., O.B.C. resides in Vancouver, British Columbia, Canada and has been a director of RCI since October 2021. Mr. Kerr, C.M., O.B.C. is a Canadian executive. Mr. Kerr was the owner and managing partner of Lignum Forest Products, LLP from 2008 to 2015, and he was Chair and CEO of Lignum Ltd. from 1972 to 2005. Mr. Kerr is the majority owner and managing partner of Vancouver Professional Baseball LLP. He acquired the Vancouver Canadians Baseball Club in 2005. He is Chancellor Emeritus of Emily Carr University of Art + Design and Past Chair of the Vancouver Foundation. Mr. Kerr is the Chair of Mosaic Forest Management, is a member of the Chief Executives Organization, and

Rogers Communications Inc.	22	Fiscal 2021

Past Chairman of the International and BC chapters of the Young Presidents Organization. Mr. Kerr received a B.A. from the University of British Columbia and a M.B.A. from the University of California, Berkeley. He is a recipient of the Order of Canada and the Order of British Columbia.

Philip B. Lind, C.M. resides in Toronto, Ontario, Canada and has been a director of RCI since February 1979. Mr. Lind is non-executive Vice Chair of RCI and was Executive Vice President, Regulatory until his retirement in December 2014. Mr. Lind joined Rogers in 1969 as Programming Chief and has served as Secretary of the Board and Senior Vice President, Programming and Planning. Mr. Lind also serves as a director of the Vancouver Art Gallery and the Art Gallery of Ontario and the Albright Knox Foundation Canada. Mr. Lind is a former member of the Board of the National Cable Television Association in the US and is a former Chairman of the Canadian Cable Television Association. He is also Chairman of the Board of the CCPTA (Channel 17, WNED) and a director of the Atlantic Salmon Federation and The US Cable Center, Denver. Mr. Lind holds a B.A. in Political Science and Sociology from the University of British Columbia and a M.A. in Political Science from the University of Rochester. In 2002, Mr. Lind received a Doctor of Laws, honoris causa, from the University of British Columbia. In 2002, Mr. Lind was appointed to the Order of Canada. In 2012, Mr. Lind was inducted into the US Cable Hall of Fame, the third Canadian to be so honoured.

Loretta A. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 1979. Mrs. Rogers is the former President of the Canadian Lyford Cay Foundation and remains a Board member, and sits on the Board of the American Lyford Cay Foundation. Mrs. Rogers is also a member of the Toronto General & Western Hospital Foundation. Mrs. Rogers holds a B.A. from the University of Miami, an honorary Doctor of Laws from the University of Western Ontario, an honorary Doctor of Laws from Ryerson University, and an honorary Doctor of Laws from the University of Toronto.

Martha L. Rogers resides in Toronto, Ontario, Canada and has been a director of RCI since December 2008, and previously served as a director of Rogers Wireless Communications Inc. and Rogers Media Inc. Ms. Rogers holds a Doctor of Naturopathic Medicine degree from the Canadian College of Naturopathic Medicine and a B.A. from the University of Western Ontario. Ms. Rogers serves on several charitable boards, including as Chair of the Rogers Foundation, and as a director of the Canadian Lyford Cay Foundation, a member of the Advisory Board of Artists for Peace and Justice, and is Chair of Global Poverty Project Canada. Ms. Rogers also serves as a director of The Dolphin Project.

Tony Staffieri resides in Toronto, Ontario, Canada and has served as President and Chief Executive Officer and a director of RCI since January 2022. Mr. Staffieri also served as Interim President and Chief Executive Officer of the Company from November 2021 to January 2022. Prior to that, Mr. Staffieri was Chief Financial Officer from April 2012 to September 2021. Prior to joining Rogers, Mr. Staffieri held senior executive positions with Bell Canada Enterprises (BCE) and Celestica International Inc. and was a Partner with PricewaterhouseCoopers. Mr. Staffieri also serves as Chair of the Board of Governors for Ryerson University and is a Board Director of MLSE. He is a Fellow Chartered Professional Accountant and Fellow Chartered Accountant. Mr. Staffieri holds a B.B.A. from the Schulich School of Business.

Glenn A. Brandt resides in Millgrove, Ontario, Canada and has served as Chief Financial Officer since January 2022. Since joining Rogers 30 years ago, Mr. Brandt has held several senior roles in the company, most recently as Senior Vice President, Corporate Finance from November 2018 to January 2022, and prior to that, Senior Vice President, Corporate Development, Investor Relations and Treasury from February 2018 to November 2018. He also served as Senior Vice President, Treasury and Corporate Development from September 2016 to February 2018. Mr. Brandt is a trusted advisor with over 35 years in financial management, including extensive experience across corporate finance, raising capital, and working with credit rating agencies. Prior to joining Rogers, Mr. Brandt was with the Toronto Dominion Bank in Corporate, Investment, and Commercial Banking. Mr. Brandt holds a B.Comm from the University of Toronto and a M.B.A. from York University’s Schulich School of Business.

Robert Dépatie resides in Rosemère, Quebec, Canada and has served as President and Chief Operating Officer, Home & Business since December 2021. Mr. Dépatie has nearly 20 years of executive leadership in telecom and media experience, including four years as a member of the RCI Board of Directors, from April 2017 to November 2021. Mr. Dépatie is responsible for delivering a strategic vision and growth plan across Connected Home, Rogers for Business, and customer experience at Rogers. This includes driving growth and enabling a best-in-class experience for customers across wireless, wireline, and large Corporate, Public Sector, and Small and Medium Enterprise segments. Mr. Dépatie has been the strategic advisor for Robert Depatie & Associates Inc. since July 2015. Prior to that, from February 2015 to June 2015, Mr. Dépatie was President of Groupe St-Hubert. Mr. Dépatie was President and CEO of Quebecor Inc. and Quebecor Media Inc. from May 2013 to April 2014, as well as President and CEO of Vidéotron ltée from June 2003 to May 2013. He joined Vidéotron ltée in December 2001 as Senior Vice President, Sales, Marketing and Customer Service.

Lisa L. Durocher resides in Toronto, Ontario, Canada and has served as Executive Vice-President, Financial and Emerging Services since January 2021. Financial and Emerging Services includes responsibility for Rogers Bank as well as new or adjacent services that differentiate the Rogers business. Ms. Durocher was appointed President and Chief Executive Officer of Rogers Bank in July 2021. Ms. Durocher was previously Chief Digital Officer from June 2017 to January 2021, and prior to that, was Senior Vice President, Digital from August 2016 to June 2017. Prior to joining Rogers, Ms. Durocher was at American Express in New York City, where she held several senior leadership positions from 2002 to 2016, most recently Senior Vice President, Charge and Benefits from June 2013 to August 2016. Ms. Durocher is a board member of the

Rogers Communications Inc.	23	Fiscal 2021

Rogers Bank, Fortis Inc., and is the Executive Sponsor of the Black Leadership Council at Rogers. Ms. Durocher holds an H.B.A. from Wilfred Laurier University.

Jorge Fernandes resides in Toronto, Ontario, Canada and has served as Chief Technology and Information Officer since June 2018, and prior to that, as Chief Technology Officer since February 2018. Mr. Fernandes is responsible for the planning, design, engineering, implementation, and operations of the Rogers wireless and wireline networks. Prior to joining Rogers, Mr. Fernandes was Chief Technology Officer at Vodafone, U.K. from January 2015 to January 2018. Before that, Mr. Fernandes was Chief Technology Officer and a board member of Vodafone Turkey from November 2011 to December 2014 and Chief Technology Officer and a board member of Vodafone Portugal from November 2008 to October 2011. Between 2002 and 2008, Mr. Fernandes held various director-level positions within Vodafone’s operating companies in Portugal and the U.K. Mr. Fernandes serves on the board of Ryerson Rogers Cyber Secure Catalyst. Mr. Fernandes holds a Licentiate degree in Economics and Business Management from Autonomous University of Lisbon and he completed the Católica Lisbon/Kellogg School of Management Advanced Management Program.

Philip J. Hartling resides in Tottenham, Ontario, Canada and has served as President, Wireless since January 2022. Since joining Rogers in 2005 when it acquired Sprint Canada, Mr. Hartling has held various senior leadership positions within Rogers, in marketing, sales, customer service and provisioning. Mr. Hartling’s most recent position was Executive Vice President, Service Expansion from January 2021 to January 2022. Prior to that, he served as President, Connected Home from February 2020 to January 2021, as President, Residential, from June 2018 to February 2020, and as Interim President, Consumer from December 2017 to June 2018. Mr. Hartling is responsible for the Company’s Wireless business, including the Rogers, Fido, and chatr brands. Mr. Hartling holds a M.P.A. and a B.Comm from Dalhousie University.

Bret D. Leech resides in Toronto, Ontario, Canada and has served as Chief Human Resources Officer since February 2022. Mr. Leech is responsible for leading the Company's HR portfolio across Rogers, including creating an engaging and inclusive employee experience that enables our teams to deliver the very best for our customers, communities, business, and each other. Prior to joining Rogers, Mr. Leech held a series of senior executive leadership positions with telecommunication, financial, and technology organizations in Canada, China, Japan, and the United States. Most recently, Mr. Leech was Group Vice President at Southeast Toyota Finance from January 2021 to December 2021. Prior to that, Mr. Leech was Division President Lending Solutions at Fiserv, Inc. from March 2016 to February 2018. In April 2018, Mr. Leech led the sale of Fiserv, Inc.'s Lending Solutions business to an independent joint venture, Sagent Lending Technologies (Sagent), becoming its President and CEO and member of the board. Following a series of acquisitions, Mr. Leech separated Sagent's two primary lines of business, taking a board and Executive Chairman position with Sagent in March 2021 and continuing as President and CEO of the second entity, defi SOLUTIONS, until October 2020. Mr. Leech holds a B.A. from Dalhousie University, a M.B.A. from the University of Toronto, and is a graduate of Harvard's Advanced Management Program.

Colette S. Watson resides in Ottawa, Ontario, Canada and has served as President, Rogers Sports & Media since January 2022. Ms. Watson was previously Senior Vice President, TV & Broadcast Operations from November 2016 to June 2020. Ms. Watson is responsible for driving strategy and overseeing operations for the Company’s robust portfolio of media assets. Prior to rejoining Rogers, Ms. Watson was the President of CPAC, a not-for-profit, commercial-free specialty television channel from April 2019 to January 2022. Ms. Watson has 30 years of experience across programming, regulatory, and communications including a variety of senior roles across Rogers' Media, Regulatory, and Cable divisions. Ms. Watson joined Rogers in 1990 as Bureau Chief of the Rogers Ottawa Bureau. She became Vice President of Community Programming in 1995 and performed the dual role of President of CPAC and Vice President of Community Programming until her appointment to Rogers Media in 2016. Ms. Watson is also a past recipient of the esteemed Trailblazer of the Year award by Canadian Women in Communications. Ms. Watson holds a diploma in Communications from St. Lawrence College.

Mahes S. Wickramasinghe resides in Mississauga, Ontario, Canada and has served as Chief Administrative Officer since January 2022. Mr. Wickramasinghe is responsible for key initiatives and operations to strengthen the strategic growth and performance of the Company, including Strategy, Corporate Development, Supply Chain and Procurement, Performance Management and Corporate Security. Mr. Wickramasinghe has spent over two decades in senior executive roles across large Canadian and global organizations, most recently as Executive Vice-President, Canadian Tire Corporation (CTC) from September 2016 to October 2021, including as Chief Corporate Officer from September 2016 to March 2020, as President, Canadian Tire Financial Services and President & CEO, Canadian Tire Bank from March 2020 to July 2021, and as Chairman of Helly Hansen until October 2021. Prior to that, Mr. Wickramasinghe was Chief Strategy Officer from February 2014 to September 2016. Mr. Wickramasinghe also held executive leadership positions at Bell Aliant and BCE Inc. from 2003 to 2008. From 2008 to 2012, Mr. Wickramasinghe was Chief Administrative Officer of CIBC FirstCaribbean, based in Barbados, and was Senior Vice President, Corporate Finance at Rogers from July 2012 to September 2013. He started his career in public accounting and was a partner with Arthur Andersen and joined CIBC in 1995 and held a number of senior positions and was appointed Senior Vice President. Mr. Wickramasinghe is a member of the Institute of Chartered Accountants (Sri Lanka) and the American Institute of Certified Public Accountants and a Fellow of the Chartered Institute of Management (UK). He is on the Board of Directors for SunOpta Inc. and The Association of International Certified Professional Accountants. Mr. Wickramasinghe was on the Board of the Canadian National Institute for the Blind and continues to serve in an advisory capacity.

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Ted Woodhead resides in Ottawa, Ontario, Canada and has served as Chief Regulatory Officer and Government Affairs since January 2022 and was previously Senior Vice President, Regulatory since May 2020. Mr. Woodhead is responsible for overseeing Regulatory and Government Affairs at Rogers. Mr. Woodhead has over 25 years of experience in the telecommunications sector. He has represented Rogers at various proceedings before the Canadian Radio-television and Telecommunications Commission (CRTC) and other federal departments and agencies with respect to broadcasting and telecommunications matters. He joined Rogers in February 2000 as Director of Government Relations and Regulatory Affairs. In 2004, Mr. Woodhead joined TELUS where he was a Director of Regulatory Affairs, and then in 2008, he assumed the role of Vice President, Telecom Policy and Regulatory Affairs. In 2012, he became the Senior Vice President, Federal Government and Regulatory Affairs, and then in 2017, became Senior Vice President, Strategic Policy until December 2019. Mr. Woodhead is a member of the External Relations Committee of the Queens University Board of Trustees, and is on the Boards of the Canadian Chamber of Commerce and the Canadian Wireless Telecommunications Association. Mr. Woodhead holds a B.A. (Honours) in Political Studies and History from Queen’s University and a LL.B. from the University of Windsor. Mr. Woodhead was admitted to the Ontario Bar in 1989.

Marisa L. Wyse resides in Toronto, Ontario, Canada and has served as Chief Legal Officer and Corporate Secretary since January 2022. Since joining Rogers in 2014 as Senior Tax Counsel, Ms. Wyse has held increasingly senior roles in Tax and Finance, most recently as Vice President, Corporate Development from November 2018 to January 2022. Prior to joining Rogers, Ms. Wyse practiced as a tax lawyer at a Canadian law firm from 2006 to 2013. Ms. Wyse holds a J.D. in Law from the University of Toronto and a Bachelor of Computer Engineering from McGill University. Ms. Wyse was admitted to the Ontario Bar in 2006.

As at December 31, 2021, RCI’s directors and executive officers as a group owned, directly or indirectly, an aggregate of 108,837,918 Class A Voting Shares, representing approximately 97.9% of the issued and outstanding Class A Voting Shares. Certain directors have positions with, or are beneficiaries of, the Rogers Control Trust, which holds voting control of the Rogers group of companies for the benefit of successive generations of the Rogers family. See “Outstanding Shares and Main Shareholders” in RCI’s 2021 Information Circular available on SEDAR at sedar.com.

COMPOSITION OF THE BOARD
The Board currently has 13 members.

Independent Directors
The Board is responsible for determining whether a director is “independent” within the meaning of National Instrument 58-101 - "Disclosure of Corporate Governance Practices" (NI 58-101). Certain directors may be principals of, partners in, or hold other positions with entities that provide legal, financial, or other services to us. The Board has adopted discretionary Director Material Relationship Standards for the purpose of assisting the Board in making determinations regarding whether or not a direct or indirect business, commercial, banking, consulting, professional, or charitable relationship a director may have with RCI or its subsidiaries is a material relationship that could, in the view of the Board, reasonably interfere with the exercise of the director’s independent judgment. These standards can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

Based on the information provided by each director and the recommendations of the Corporate Governance Committee, the Board has determined that the following directors are independent in accordance with the requirements of NI 58-101 and the standards referred to above. In making this determination, the Board considered all of the relationships that each director has with the Company (taking the discretionary standards referred to above and other factors the Board considered relevant into account) and concluded that none of the relationships considered would likely impair the director’s independent judgment.

Michael J. Cooper
Jack L. Cockwell, C.M.
Ivan Fecan
Robert J. Gemmell
Jan L. Innes
John C. Kerr, C.M., O.B.C.

Lead Director
Pursuant to the Board Charter, the Board has appointed Robert J. Gemmell as Lead Director. The Lead Director facilitates the functioning of the Board independently of management of the Company and provides independent leadership to the Board. Shareholders wishing to contact the Lead Director may write to the Lead Director, in care of the Corporate Secretary, at the head office of the Company, 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada.

BOARD COMMITTEES
The Board has eight permanent (or standing) committees. The Board may appoint special committees to deal with specific matters. A special committee might, for example, consider proposed material transactions between the significant shareholder and us or between our subsidiaries and us. In those cases, the committee would consist entirely of independent directors who have no relationship to us or to the significant shareholder other than as a director. Charters for

Rogers Communications Inc.	25	Fiscal 2021

the various Board committees can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

CONTROLLED COMPANY EXEMPTION
The NYSE listing standards require a listed company to have, among other things, (i) a nominating committee consisting entirely of independent directors, and (ii) a majority of independent directors on the board. The rules permit a “controlled company” to be exempt from these requirements. A “controlled company” is a company of which more than 50% of the voting power is held by an individual, group, or another company. The Board has determined that it is appropriate for directors affiliated with the controlling shareholder to serve on the Board committees, apart from the Audit and Risk Committee, because of the alignment of interests between our controlling shareholder and our minority shareholders, namely the creation of value and long-term growth. Accordingly, the Board has approved the Company’s reliance on the controlled company exemption with regards to membership of the nominating committee.

Currently, six out of thirteen of our directors are independent. The Board has determined that having less than a majority of independent directors at this time does not impair the effectiveness of the Board because of the substantial number of independent directors as well as the above-noted alignment of interests between our controlling shareholder and our minority shareholders. The Board has approved the Company’s reliance on the controlled company exemption with regards to the proportion of independent directors.

FOREIGN PRIVATE ISSUER STATUS
Under the NYSE listing standards, a “foreign private issuer”, such as the Company, is not required to comply with most of the NYSE corporate governance listing standards. However, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Appointment of Auditors
The NYSE listing standards and US securities laws require the audit committee of a US company to be directly responsible for the appointment of any registered accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services. There is an exception for foreign private issuers that are required under a home country law to have auditors selected pursuant to home country standards. Pursuant to the Business Corporations Act (British Columbia), our auditors are to be appointed by the shareholders at the annual general meeting of RCI. Our Audit and Risk Committee is responsible for evaluating the auditors and advising the Board of its recommendation regarding the appointment of auditors.

Shareholder Approval of Equity Compensation Plans
The NYSE listing standards require shareholder approval of all equity compensation plans and material revisions to such plans, subject to limited exceptions. The definition of “equity compensation plan” covers plans that provide for the delivery of newly issued or treasury securities. The TSX rules provide that only the creation of, or material amendments to, equity compensation plans that provide for new issuances of securities are subject to shareholder approval in certain circumstances. We follow the TSX rules with respect to the requirements for shareholder approval of equity compensation plans and material revisions to such plans.

CORPORATE GOVERNANCE PRACTICES
The Board endorses the principle that our corporate governance practices are a fundamental part of our proper functioning as a corporation. The Board believes that these corporate governance practices enhance the interests of our security holders, employees, customers, and of others dealing with us. Our Statement of Corporate Governance Practices can be reviewed in the Corporate Governance section of our Company’s website at investors.rogers.com/corporate-governance.

ITEM 10.2 - Cease Trade Orders, Bankruptcies, Penalties, or Sanctions

To our knowledge, based on information supplied by the directors and executive officers, none of our directors or senior executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company is, or within the ten years prior to the date hereof has been, a director or executive officer of any company that: (i) while that person was acting in that capacity was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager, or trustee appointed to hold its assets.

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None of our directors or executive officers, or a shareholder holding a sufficient number of securities to affect materially the control of the Company has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, officer, or shareholder.

ITEM 10.3 - Conflicts of Interest

The Board has adopted both a Directors Code of Conduct and Ethics and the Business Conduct Policy for directors, officers, and employees, which we refer to as the Codes. The Codes require our directors, officers, and employees to disclose any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, among other requirements.

To ensure the directors exercise independent judgment in considering transactions, agreements, or decisions in respect of which a director has a material interest, the directors follow a practice whereby any such director with a material interest must be absent during any board discussion pertaining thereto and must not cast a vote on such matter.

Issues arising in connection with the Codes, including conflicts of interest, are reported to the Audit and Risk Committee (in the case of the Business Conduct Policy) or to the Corporate Governance Committee (in the case of the Directors Code of Conduct and Ethics), each of which are responsible for monitoring compliance with the applicable Code and applying and interpreting the applicable Code in particular situations. The Committees must inform the Board of Code violations.

Processes are in place to ensure compliance with the Codes by the Board, officers, and employees, such as distribution of the Business Conduct Policy to our employees and the STAR Hotline, our anonymous whistleblower hotline.

The Codes can be reviewed in the Corporate Governance section of our website at investors.rogers.com/corporate-governance.

ITEM 11 – Promoters

N/A

ITEM 12 – Legal Proceedings and Regulatory Actions

ITEM 12.1 – LEGAL PROCEEDINGS

The following is incorporated by reference herein: “Litigation Risks”, beginning on page 68 of our 2021 MD&A.

ITEM 12.2 – REGULATORY ACTIONS

N/A

ITEM 13 – Interest of Management and Others in Material Transactions

N/A

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ITEM 14 – Transfer Agents and Registrars

RCI's Canadian Transfer Agent and Registrar is:
TSX Trust Company
1 Toronto Street, Suite 1200
Toronto, Ontario M5C 2V6

RCI's United States Transfer Agent and Registrar is:
American Stock Transfer & Trust Company, LLC
6201-15th Ave.
Brooklyn, NY 11219
USA

Shareholders with questions relating to distributions, transfer of shares, lost stock certificates, and/or address changes should be directed to TSX Trust Company:
Tel: 1.800.387.0825 (US and Canada) / 416.682.3860 (Outside North America)
Fax: 1.888.249.6189
E-mail: shareholderinquiries@tmx.com
Website: www.tsxtrust.com

By mail:
P.O. Box 700, Station B
Montreal, Quebec H3B 3K3

By courier:
2001 Boul. Robert-Bourassa, Suite 1600
Montreal, Quebec H3A 2A6

ITEM 15 – Material Contracts

Except as set forth below, we have not entered into any material contracts. other than those contracts entered into in the ordinary course of business, during 2021.

1.Arrangement Agreement dated March 13, 2021 between Rogers and Shaw and filed on SEDAR on March 15, 2021. See "Item 4.2 - Significant Acquisitions" and “Shaw Transaction” on page 16 of our 2021 MD&A for more information.

2.Voting Support Agreement dated March 13, 2021 between Rogers, the Shaw Family Living Trust (SFLT), and the Shaw Family Shareholders and filed on SEDAR on March 15, 2021, pursuant to which SFLT and the Shaw Family Shareholders irrevocably agreed to support the Arrangement Agreement and the transactions contemplated thereby, including by voting all of their Shaw Shares in favour of the Transaction at the special meeting of the common shareholders of Shaw that took place on May 20, 2021. SFLT and the Shaw Family Shareholders further agreed not to sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in, or otherwise convey or encumber the Shaw Shares each owns. Unless earlier terminated in accordance with its terms, the Voting Support Agreement will continue in full force and effect until June 13, 2022.

ITEM 16 – Interests of Experts

ITEM 16.1 – NAME OF EXPERTS

Our auditor is KPMG LLP, Chartered Professional Accountants, Toronto, Ontario, Canada, Firm ID: 85.

ITEM 16.2 – INTERESTS OF EXPERTS

KPMG LLP is our auditor and has confirmed that it is independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation and that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

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ITEM 17 – Audit and Risk Committee

ITEM 17.1 – AUDIT AND RISK COMMITTEE MANDATE

OUR MAIN RESPONSIBILITIES:
•oversee reliable, accurate and clear policies and practices for the preparation of financial reports to shareholders
•oversee the design, implementation and review of internal controls - the necessary checks and balances must be in place
•recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditors' work - the shareholders' auditors report directly to the Audit and Risk Committee (the “Committee”)
•meet with the Company's external and internal auditors and evaluate the effectiveness and independence of each
•oversee the establishment and maintenance of processes and controls that ensure the Company is in compliance with both the laws and regulations that apply to it as it relates to financial reporting and risk management
•review the annual strategic risk assessment, including management’s implementation of risk policies and actions to monitor and control major risk exposures
•review the Company’s business continuity and disaster recovery plans
•receive reports on, and approve, if appropriate, certain transactions with related parties

PURPOSE OF THE AUDIT AND RISK COMMITTEE
The Committee shall assist the Board of the Company in fulfilling its oversight responsibilities in the following principal areas:
(i)financial reporting processes and the integrity of financial statements provided by the Company to the public;
(ii)recommend to the Board the appointment of the external auditor, based on an evaluation of the qualifications, independence and oversight of the auditor’s work;
(iii)the qualifications and performance of internal auditors;
(iv)the Company’s accounting systems, financial controls and disclosure controls;
(v)compliance with applicable legal and regulatory requirements; and
(vi)the implementation of appropriate risk assessment systems to identify and manage principal risks of the Company’s business.
In addition to the responsibilities specifically enumerated in this Mandate, the Board may refer to the Committee as it sees fit, on matters and questions relating to the financial position of the Company and its subsidiaries.

INDEPENDENCE
The Committee is composed entirely of independent directors within the meaning of applicable securities laws and the Company’s Director Material Relationship Standards.

The members meet regularly without management present.

The members have the authority to engage independent advisors, paid for by the Company, to help the Committee make the best possible decisions on the financial reporting, accounting and risk management policies and practices, disclosure practices and internal controls of the Company.

MEMBERSHIP
The Committee shall be comprised of not less than three members of the Board, each of whom shall be independent of management in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards.

The Chief Executive Officer may attend each meeting of the Committee at the invitation of the Chair of the Committee (the “Chair”).

The members shall be selected based upon the following, in accordance with applicable laws, rules and regulations:
(a)Independence. Each member shall be independent in accordance with applicable securities laws and based on the Company’s Director Material Relationship Standards and in such regard shall have no direct or indirect material relationship with the Company that, in the view of the Board, could reasonably interfere with the exercise of a member’s independent judgment.
(b)Financially Literate. Each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. In addition, at least one member must be a financial expert as defined in accordance with applicable securities laws.
(c)Commitment. In addition to being a member of the Committee and of any audit committee of any affiliate of the Company, if a member of the Committee is also on the audit committee of more than two additional public

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companies, the Board or the Nominating Committee shall determine that such simultaneous service does not impair the ability of such member to serve effectively on the Committee.

CHAIR AND SECRETARY
The Chair shall be chosen by the Board and shall serve in that capacity until the next Annual General Meeting of Shareholders of the Company or until his or her earlier resignation or removal by resolution of the Board. The Secretary of the Company shall be the Secretary of the Committee, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

MEETINGS
The times and locations of meetings of the Committee and the calling of and procedures at such meetings, shall be determined from time to time by the Committee, in consultation with management when necessary, provided that there shall be a minimum of four meetings per year. Subject to the notice provisions of the Articles of the Company, written notice shall be provided no later than 48 hours prior to meetings, unless waived by all members of the Committee. Notice of every meeting shall be given to the external and internal auditors of the Company.

Agendas for meetings of the Committee shall be prepared by the Chair, in consultation with management and the Corporate Secretary, and shall be circulated to Committee members prior to Committee meetings. A quorum for meetings of the Committee shall be a majority of members.

A member of the Committee may be designated as the liaison member to report on the deliberations of the Committee to the Board.

REMUNERATION
The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may determine from time to time.

RESOURCES AND AUTHORITY
The Committee shall have the resources and the authority to discharge its responsibilities, including the authority to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfill its responsibilities and has direct access to and the authority to communicate directly with the external auditors, internal auditors, the Chief Legal and Regulatory Officer of the Company and other officers and employees of the Company.

The members of the Committee shall have the right to inspect all the books and records of the Company and its subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and its subsidiaries for the purpose of performing their duties. Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

RESPONSIBILITIES
The Company’s management is responsible for the preparation of the Company’s financial statements and the external auditors are responsible for auditing those financial statements, in accordance with applicable standards. The Committee is responsible for overseeing the conduct of those activities by the Company’s management and external auditors and overseeing the activities of the internal auditors. The Company’s external auditors are accountable to the Committee.

It is recognized that members of the Committee are not full-time employees of the Company and do not represent themselves as accountants or auditors by profession or experts in the fields of accounting, auditing or the preparation of financial statements. It is not the duty or responsibility of the Committee or its members to conduct “field work” or other types of auditing or accounting reviews or procedures. Each member of the Committee shall be entitled to rely on (i) the integrity of those persons and organizations within and outside the Company from whom it receives information, and (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not intended to restrict the Committee from reviewing and making recommendations regarding any matters related to its purpose.

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1.Financial Reporting Process and Financial Statements
(a)in consultation with the external auditors and the internal auditors, review the integrity of the Company’s financial reporting process, both internal and external, and any material issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies identified to it by the external or internal auditors or of which the Committee otherwise becomes aware;
(b)review all material transactions and material contracts entered into by the Company and its subsidiaries with any insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Human Resources Committee or director remuneration approved or recommended by the Corporate Governance Committee;
(c)review and discuss with management and the external auditors the Company’s annual audited consolidated financial statements and its interim unaudited consolidated financial statements, and discuss with the external auditors the matters required to be discussed by generally accepted auditing standards in Canada and/or the United States, as applicable, as may be modified or supplemented, and for such purpose, receive and review the year-end report by the external auditors describing: (i) all critical accounting policies and practices used by the Company, (ii) all material alternative accounting treatments of financial information within International Financial Reporting Standards (IFRS) and/or non-GAAP measures that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors, and (iii) other material written communications between the external auditors and management, and discuss such annual report with the external auditors;
(d)following completion of the annual audit, review with each of management, the external auditors and the internal auditors any significant issues, concerns or difficulties encountered during the course of the audit;
(e)resolve disagreements between management and the external auditors regarding financial reporting;
(f)review the interim quarterly and annual financial statements and press releases prior to the release of earnings information;
(g)review emerging accounting issues and their potential impact on the Company’s financial reporting;
(h)review and be satisfied that adequate procedures are in place for the review and timely disclosure of any public disclosure of financial information by the Company extracted or derived from the Company’s financial statements, other than the disclosure referred to in (f), and periodically assess the adequacy of those procedures;
(i)meet separately, periodically, with management, with the internal auditors and with the external auditors; and
(j)the interim consolidated financial statements, the Company’s disclosure under “Management's Discussion and Analysis” for interim periods and interim earnings press releases may be approved by the Committee on behalf of the Board, provided that such approval is subsequently reported to the Board at its next meeting.

2.External Auditors
(a)require the external auditors to report directly to the Committee;
(b)be directly responsible for the selection, nomination, retention, termination and oversight of the work of the Company’s external auditors engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attestation services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders. A formal review of the qualifications, expertise, resources and the overall performance of the external auditors is conducted annually. A comprehensive review of the external auditors is conducted at least every five years and findings are presented to the Board;
(c)recommend to the Board the compensation of the external auditors;
(d)pre-approve all audit engagements and the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit-related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non-audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;
(e)review and approve the Company’s policies for the hiring of partners and employees and former partners and employees of the external auditors;
(f)review the annual audit plan with the external auditors;
(g)consider, assess and report to the Board with regard to the independence, objectivity, professional skepticism, and performance of the external auditors, at least annually, including an evaluation of the lead partner and consideration of rotation of such lead partner and the audit firm itself; and
(h)request and review a report by the external auditors, to be submitted at least annually, regarding the auditing firm’s relationships with the Company, internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

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3.Internal Auditors
(a)review and approve the internal audit charter annually;
(b)approve the annual internal audit plan and discuss internal audit’s mandate with the Chief Audit Executive, including the staffing, responsibilities and budgets;
(c)obtain periodic reports from the Chief Audit Executive regarding internal audit findings and the Company’s progress in remedying any significant audit findings;
(d)review the scope, responsibilities and effectiveness of the internal audit team, including its independence from management, credentials, resources and working relationship with the external auditors; and
(e)review and recommend for approval the appointment and dismissal of the Chief Audit Executive.

4.Accounting Systems, Internal Controls and Disclosure Controls
(a)oversee management’s design and implementation of and reporting on internal controls; receive and review reports from management, the internal auditors and the external auditors with regard to the reliability and effective operation of the Company’s accounting system and internal controls;
(b)review with senior management the controls and procedures adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods;
(c)review and discuss with management, the external auditors and internal audit compliance with the Company’s Disclosure Policy by Directors, Officers and other management personnel;
(d)review with senior management and the Chief Audit Executive the adequacy of the internal controls adopted by the Company to safeguard assets from loss and unauthorized use, to prevent, deter and detect fraud, and to verify the accuracy of the financial records and review any special audit steps adopted in light of material weaknesses or significant deficiencies; and
(e)review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under U.S. federal securities law or applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

5.Legal and Regulatory Requirements
(a)receive and review timely analysis by management of significant issues relating to public disclosure and reporting;
(b)review, prior to finalization, periodic public disclosure documents containing financial information, including Management’s Discussion and Analysis and the Annual Information Form;
(c)review disclosures related to the Committee required to be included in the Company’s continuous disclosure filings;
(d)review with the Company’s Chief Legal and Regulatory Officer legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company’s financial statements; and
(e)assist the Board in the oversight of compliance with legal and regulatory requirements.

6.Risk Management
The Committee will review the Company’s:
(a)annual strategic risk assessment identifying principal risks and their potential impact on the Company’s ability to achieve its business objectives;
(b)processes for identifying, assessing and managing risks;
(c)major risk exposures and trends from all areas (e.g. information and cyber security, financial, data, privacy, physical security, environmental impact, new business initiatives) and management’s implementation of risk policies and procedures to monitor and control such exposures;
(d)business continuity plans and disaster recovery plans;
(e)insurance coverage maintained by the Company at least annually; and
(f)other risk management matters from time to time as the Committee may consider appropriate or as the Board may specifically direct.

7.Additional Responsibilities
(a)establish procedures and policies for:
i.the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and
ii.the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;
(b)prepare and review with the Board an annual performance evaluation of the Committee;
(c)review the adequacy of staffing of key financial functions and management’s plans for improvements;
(d)review earnings guidance provided to stakeholders, including analysts and rating agencies;

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(e)periodically review with senior management the status of significant taxation matters;
(f)report regularly to the Board, including matters such as the quality or integrity of the Company’s financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, the performance of the risk management process and the performance and independence of the external auditors; and
(g)review and reassess the adequacy of the Committee’s Mandate on an annual basis.

ITEM 17.2 – COMPOSITION OF THE AUDIT AND RISK COMMITTEE

The following individuals are the members of the Audit and Risk Committee, each of whom is considered to be independent:
Robert J. Gemmell (Chair)
Jack L. Cockwell, C.M.
Ivan Fecan

ITEM 17.3 – RELEVANT EDUCATION AND EXPERIENCE

Each member of the Audit and Risk Committee is financially literate and has the ability to perform his responsibilities as a member of the Audit and Risk Committee based on his education and experience as summarized below:

Mr. Gemmell (Chair)	Former President and Chief Executive Officer of Citigroup Global Markets Canada. 25 years as an investment banker in the United States and in Canada. Mr. Gemmell holds a B.A. from Cornell University, a LL.B from Osgoode Hall Law School, and a M.B.A. from the Schulich School of Business.
Mr. Cockwell, C.M.	Chair of Brookfield Partners Foundation, one of the founders of Partners Limited in 1995, and has been associated with Brookfield in numerous capacities including as Chief Executive Officer, since 1968. Mr. Cockwell holds a M.Comm with Distinction from the University of Cape Town.
Mr. Fecan	Former President and CEO of Baton Broadcasting. Mr. Fecan holds a B.A. from York University.

ITEM 17.4 – RELIANCE ON CERTAIN EXEMPTIONS

N/A

ITEM 17.5 – RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6

N/A

ITEM 17.6 – RELIANCE ON SECTION 3.8

N/A

ITEM 17.7 – AUDIT AND RISK COMMITTEE OVERSIGHT

N/A

ITEM 17.8 – PRE-APPROVAL POLICIES AND PROCEDURES

Our policy regarding pre-approval of all audit, audit-related and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC.

(a)Annually management provides the Audit and Risk Committee with a list of the audit-related and non-audit services that are anticipated to be provided during the year for pre-approval. The Audit and Risk Committee reviews the services with the auditor and management and considers whether the provision of the service is compatible with maintaining the auditor’s independence.
(b)Management may engage the auditor for specific engagements that are included in the list of pre-approved services referred to above if the estimated fees do not exceed $500,000 per engagement per quarter.
(c)The Audit and Risk Committee delegates authority to the Chair of the Audit and Risk Committee to approve requests for services not included in the pre-approved list of services or for services not previously pre-approved by the Audit and Risk Committee. Any services approved by the Chair will be reported to the full Audit and Risk Committee at the next meeting.
(d)A review of all audit and non-audit services and fees rendered to the Company by KPMG LLP is reviewed each quarter by the Audit and Risk Committee.

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Our policy regarding pre-approval of all audit, audit-related, and non-audit services is based upon compliance with the Sarbanes-Oxley Act of 2002, and subsequent implementing rules promulgated by the SEC. None of the audit-related fees, tax fees, or all other fees described in the table below were approved by the Audit and Risk Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 17.9 – EXTERNAL AUDITORS’ FEES AND SERVICES

The following table presents fees for professional services rendered by KPMG LLP to us for the audit of our annual financial statements for 2021 and 2020, and fees billed for all other services rendered by KPMG LLP.

Auditors’ Fees	2021		2020
	$	%	$	%
Audit Fees (1)	6,353,314	86.1	6,046,150	86.7
Audit-Related Fees (2)	669,550	9.1	676,671	9.7
Tax Fees (3)	181,279	2.5	248,150	3.6
All Other Fees (4)	174,200	2.3	—	—
Total	7,378,343	100.0	6,970,971	100.0
(1)Consists of fees related to audits of annual financial statements, involvement with registration statements and other filings with various regulatory authorities, quarterly reviews of interim financial statements, audit procedures on new accounting standards not yet effective, audits and reviews of subsidiaries for statutory or regulatory reporting, and consultations related to accounting matters impacting the consolidated financial statements.
(2)Consists primarily of pension plan audits, French translation of certain filings with regulatory authorities, other assurance engagements, and due diligence services in respect of potential acquisitions and divestitures.
(3)Consists of fees for tax consultation and compliance services, including indirect taxes.
(4)Consists of fees for advisory services related to the Transaction.

ITEM 18 – Additional Information

ITEM 18.1 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, is contained in our management information circular for the most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in our 2021 Annual Audited Consolidated Financial Statements and notes thereto and our 2021 MD&A.

Our Corporate Secretary can be contacted at our principal office, located at 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9 Canada (telephone: 416.935.7777). Additional information relating to RCI is also available on SEDAR at sedar.com, on EDGAR at sec.gov, or at investors.rogers.com.

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